EX-99.(d)(i)(a)

SCHEDULE A

as amended and restated May 21, 2020

Fund	Annual Rate (based on the Fund’s average daily net assets)	Effective Date
AllianzIM U.S. Large Cap Buffer10 Apr ETF	0.74%	March 6, 2020
AllianzIM U.S. Large Cap Buffer20 Apr ETF	0.74%	March 6, 2020
AllianzIM U.S. Large Cap Buffer10 Jul ETF	0.74%	May 21, 2020
AllianzIM U.S. Large Cap Buffer20 Jul ETF	0.74%	May 21, 2020